EXHIBIT 12.1

AMERICREDIT CORP.

STATEMENT RE COMPUTATION OF RATIOS

(dollars in thousands)

	Years Ended June 30,
	2005		2004		2003
COMPUTATION OF EARNINGS:
Income before income taxes	$452,399		$365,116		$34,486
Fixed charges	269,146		261,137		214,062

	$721,545		$626,253		$248,548

COMPUTATION OF FIXED CHARGES:
Fixed charges: (a)
Interest expense	$264,276		$251,963		$202,225
Implicit interest in rent	4,870		9,174		11,837

	$269,146		$261,137		$214,062

RATIO OF EARNINGS TO FIXED CHARGES	2.7	x	2.4	x	1.2	x

(a)	For purposes of such computation, the term “fixed charges” represents interest expense and a portion of rentals representative of an implicit interest factor for such rentals.